GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

and

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK

489 Fifth Ave., 28th Floor, New York, New York 10606

October 17, 2016

VIA EDGAR

Patrick Scott, Senior Counsel

Division of Investment Management

Disclosure Review Office No. 3

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:	Great-West Life & Annuity Insurance Company, and Great-West Life & Annuity Insurance Company of New York (collectively “Great-West”)
Variable Annuity-2 Series Account of each company (collectively the “Registrant”)
Pre-Effective Amendment No. 1 of each registration statement (collectively the “Amendments”)
Great-West Smart Track Advisor Variable Annuities (collectively the “Contract”)
File Nos. 811-05817 & 333-212090; 811-05961 & 333-212091

Mr. Scott:

On behalf of Great-West and the above-named Registrant, this letter provides the Registrant’s response to Commission staff comments communicated in your letter dated August 15, 2016, with regard to initial N-4 registration statements (the “Registration Statements”) filed with the Commission on June 17, 2016. For convenience, the staff’s comments are set forth in full below, followed by our responses.

General Comments

General Comment 1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the registration statements.

Response: Comment complied with. All missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the Registration Statements.

General Comment 2. Please provide the contract name on the front cover page of the prospectus and update the series and class identifiers on EDGAR to reflect the contract name.

Response: Comment complied with. The Contract name (Great-West Smart Track Advisor Variable Annuity) has been provided on the front cover page of the prospectus, and the series and class identifiers have been updated on EDGAR to reflect the Contract name.

General Comment 3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contracts or whether the company will be solely responsible for all benefits and features associated with the contracts.

Response: Comment complied with. Great-West does not have any guarantee or support agreement with third parties to support any of the benefits or features under the Contract. Great-West will be solely responsible for the benefits and features associated with the Contract.

General Comment 4. A comment with regard to disclosure in one place applies in all other places where the same or similar disclosure appears.

Response: Comment complied with. All revisions in response to staff comments with regard to disclosure in one place have been applied in all other places where the same or similar disclosure appears.

Prospectus Comments

Prospectus Comment 1. Cover Page:

a. Please note that Item 1(a)(viii) requires a listing of the portfolio companies available as investment options on the cover page (or the inside cover page if too long to fit on the cover page). Please move this information from Appendix A to the cover page (or inside cover page). Please also indicate which of these options are available if a GLWB rider is elected.

Response: Comment complied with. This information has been moved from Appendix A to the cover page, and the options available if a GLWB Rider is elected have been indicated.

b. Please delete from the cover page the statements (in the fourth paragraph) that “Your Contract, riders, and any amendments and endorsements are the formal contractual agreement between you and us. It is important that you read the Contract, riders, amendments, and endorsements, which reflect the agreement between you and Great- West.” These sentences obscure the cover page disclosure required by Item 1(a)(v) and incorrectly suggest that the contract rather than the prospectus controls in the event they are inconsistent.

Response: Comment complied with. These statements have been deleted from the cover page.

Prospectus Comment 2. Fee Tables (pp. 12-15):

a. Optional GLWB Rider Fees: Supplementally, please confirm that the maximum and current charges shown in the table for each rider will be the annual charge.

Response: Comment complied with. The maximum and current charges shown in the table for each rider will be the annual charge.

b. Please delete all references to fee waivers and expense limitations in the table and expense example disclosure.

Response: Registrant respectfully declines to delete all references to fee waivers and expense limitations in the fee table and expense example disclosure.

Great-West believes the instructions to Form N-4, Item 3, permit references to fee waivers and expense limitations. As a general matter, instructions to the fee table and expense example 1) require disclosure of the maximum charges and 2) permit disclosure of current charges so long as the disclosure “does not obscure or impede understanding of the disclosure of the maximum charge.” See, e.g., Item 3, Instructions 5 & 19 (“A Registrant may reflect minimum and maximum actual total [portfolio company] operating expenses that include expense reimbursement or fee waiver arrangements in a footnote to the table.”). Further, Form N-4, Item 3, Instruction 1 permits registrants to modify the narrative, and states as follows: “Include the narrative explanations in the order indicated. A Registrant may modify a narrative explanation if the explanation contains comparable information to that shown.”

Thus, Form N-4 contemplates modification to the narrative explanations that are consistent with Form requirements. In lieu of disclosing minimum and maximum total portfolio company operating expenses that include expense reimbursement or fee arrangements in a footnote, the Registrant has omitted footnote 2 to the fee table and modified the narrative explanation to read as follows:

“The next item shows the minimum and maximum total operating expenses charged by the Portfolios, before any waivers or reimbursements, that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each portfolio.”

This modification is consistent with Form N-4 Instructions, consistent with industry practice in variable annuity prospectuses, and is helpful disclosure for an investor regarding important criteria used in producing the Fee Table and in calculating the Fee Examples. Based upon the foregoing, Registrant has not modified the expense example narrative explanations.

c. Examples: It is not clear from the disclosure whether the maximum charges for the most expensive combination of Death Benefit and Optional GLWB Rider that may be elected is reflected in the first example. We also do not understand your basis for showing the examples based on whether investments are made to the Investment Strategy or the Income Strategy, rather than using the maximum and minimum fees and expenses of the Portfolios as shown in the preceding table. Further, each example should clearly indicate (either in the narrative or in a footnote) which contract features/optional charges are reflected in the example. Please revise the examples accordingly.

Response: Comment complied with. Additional disclosures have been added to the cover page, and the Portfolios section to clarify that the investment options available under the Investment Strategy and the investment options available under the Income Strategy are not the same. Rather, the Income Strategy only offers four investment options which are the Covered Funds available with the selection of an optional GLWB Rider, while the Investment Strategy offers more than ninety investment options. A diagram has also been added to the definition section more clearly illustrating the differences between the Income Strategy and the Investment Strategy.

As the staff has commented in the past, the Expense Examples must show the highest-fee example first, and must use annual fund operating expenses before waivers and reimbursements. Because the highest fee investment option in the Investment Strategy before waivers and reimbursements far exceeds the highest fee investment option in the Income Strategy before waivers, the first fee example must be that for the Investment Strategy.

Prospectus Comment 3. State Variations (pp. 15-16): Please delete the last sentence in this section and replace it with a representation that all material state variations are disclosed in the prospectus or in an appendix to the prospectus. Also, in each place in the prospectus where you mention that state variations exist, please cross-reference the relevant section of the prospectus or appendix where such state variations are disclosed.

Response: Comment complied with. The requested representation has been added and all material state variations to the Contract and GLWB Riders are disclosed in the Appendix A attached to the prospectus.

Prospectus Comment 4. Allocating your Contributions (p. 16): Please state whether all Contributions must be allocated to the Income Strategy if a GLWB Rider is elected. Please revise the disclosure in this section as appropriate.

Response: Comment complied with. All Contributions are not required to be allocated to the Income Strategy if a GLWB Rider selected. Accordingly, the disclosure has been revised to state that all or a portion of Contributions may be allocated to either Strategy.

Prospectus Comment 5. Guaranteed Lifetime Withdrawal Benefit Rider Options (p. 16): The disclosure states that certain material information regarding these riders will be reflected in a Rate Sheet Supplement; however, no such Rate Sheet Supplement was included with this filing. Please file the actual Rate Sheet Supplement that will be applicable to the Contract on the effective date. We will provide comments to the Rate Sheet Supplement and the disclosure in the prospectus relating to the use of the Rate Sheet Supplement at that time.

Response: Comment complied with. The Rate Sheet Supplement applicable to the Contract has been filed.

Prospectus Comment 6. Death Benefit (pp. 16-17): Please clearly describe the type of Owner for whom each Death Benefit is best suited.

Response: Comment complied with. Disclosure has been added that Death Benefit Option 2, which costs more than Death Benefit Option 1, is designed for those who want to potentially receive a higher Death Benefit in the event that the sum of Contributions exceeds Annuity Account Value.

Prospectus Comment 7. Portfolio Companies (p. 18): Item 5(c) requires disclosure of the name of each portfolio company, its type or investment objective and its investment adviser. Please move this information from Appendix A into this section of the prospectus. Also, identify the available Covered Funds if a GLWB Rider is elected.

Response: Comment complied with. This information has been moved from Appendix A into this section of the prospectus, and the available Covered Funds have been identified.

Prospectus Comment 8. Right to Cancel (p. 24): Please disclose that some states require that initial Contributions be returned when a Contract is cancelled pursuant to the Right to Cancel. In those states where the Company is required to return initial Contributions, please state whether the Company will return the greater of the initial Contributions or the Annuity Account Value. If not, please disclose that, in these states, the Company will notify contract owners of their right to receive the Surrender Value in lieu of initial Contributions and the tax implications of doing so. See Penn Mutual Life Insurance Company (pub. avail. May 21, 1976).

Response: Comment complied with. Great-West has disclosed that return of contributions is required in California when an owner over 60 chooses to invest in the money market fund during the right to cancel period (rather than direct allocations to subaccounts during the right to cancel period). Further disclosure has been added that all material state variations to the Contract and GLWB Riders are disclosed in Appendix A attached to the prospectus, including state variations to the right to cancel.

Prospectus Comment 9. Cash Withdrawals (p. 29): Clarify in the disclosure how Cash Withdrawals impact both Death Benefit Options. The current disclosure suggests that Cash Withdrawals only impact Death Benefit Option 2. Please also define Guaranteed Minimum Death Benefit.

Response: Comment complied with. The numerical example has been revised to show the impact of cash withdrawals on both Death Benefit Options, and Guaranteed Minimum Death Benefit has been defined in the Definitions section.

Prospectus Comment 10. Beneficiary (pp. 32-35): In the fifth paragraph, please revise for clarity the sentence: “The Death Benefit will be determined as of the Annuity Commencement Date” to make clear what happens in situations where a non-Spouse Beneficiary does not make a timely election or installment payments are not made within one year of the Owner’s death.

Response: Comment complied with. Additional disclosures have been added clarifying that the Death Benefit is determined as of the Annuity Commencement Date regardless of the timing of a non-Spouse Beneficiary’s election and notwithstanding more than a year passing after the Owner’s date of death.

Prospectus Comment 11. Distribution of Death Benefit (p. 33): Please explain your basis for the following: “The Death Benefit will be determined as of the date the payouts commence.”

Response: Comment complied with. The Death Benefit is determined by the Death Benefit option elected and whether the death of the Owner or Annuitant occurs before or after the Annuity Commencement Date. The value of the Death Benefit is determined as of the date we receive the request for payouts to commence. Prior to purchasing a Contract, Owners will be fully informed of the Death Benefit distribution procedure and will have implicitly agreed to the procedure when they purchase a Contract.

Prospectus Comment 12. Amount of First Variable Payout (p.37): Please describe what happens if the Owner dies before, and what happens if the Owner dies after, the first variable annuity payout is made.

Response: Comment complied with. A cross-reference has been added to the Distribution of Death Benefit section in which these matters are disclosed.

Prospectus Comment 13. Guaranteed Lifetime Withdrawal Benefit (pp. 38-39): Please provide a plain English comparison of the GLWB Riders and the type of investor for whom each GLWB Rider is suited.

Response: Comment complied with. A plain English comparison of the GLWB Riders has been added, and disclosure has been added describing the type of investor for whom each GLWB Rider is generally suited.

Prospectus Comment 14. The Covered Fund(s) (p.40): Please revise disclosure to clarify that changes to Covered Funds will only apply to additional Contributions or Transfers made after the Covered Fund is closed or ceases to be offered.

Response: Comment complied with. The disclosure has been revised to clarify that changes to Covered Funds will only apply to additional Contributions or Transfers made after the Covered Fund ceases to be offered.

Prospectus Comment 15. The Benefit Base (p.40): In the last bullet of the first paragraph of this section, please provide a cross-reference to where the age reset calculation is discussed.

Response: Comment complied with. A new bullet point immediately follows briefly discussing the age reset calculation, as well as a cross-reference to the appropriate section of the prospectus.

Prospectus Comment 16. Types of Excess Withdrawals (pp. 41-42): In the last sentence of the first paragraph, please clarify whether you mean “Covered Fund” rather than “GLWB.”

Response: Comment complied with. The reference to “GLWB” was incorrect, and has been revised to read “Covered Fund” rather than “GLWB.”

Prospectus Comment 17. GAW Phase (pp. 42-43): In the second paragraph of this section (which discusses how to initiate the GAW Phase), please clarify the reference to “GAW%” in the fourth sentence. Do you mean “GAW Phase?” Please also confirm the placement of, or explain the meaning of, the bolded sentence in the third paragraph: “Installments will not begin until such change is made.”

Response: Comment complied with. The reference to “GAW%” was incorrect, and has been revised to read “GAW Phase.” The bolded sentence in the third paragraph has been deleted.

Prospectus Comment 18. Payment on Death During GAW Phase (p. 44): Please explain your legal basis for liquidating and transferring to “any other fund as approved by Great West” if the Owner dies before the GLWB Settlement Phase. See October 23, 1992 Dear Registrant Letter.

Response: Comment complied with. The GLWB Riders and prospectuses each disclose that if the Owner dies during the GAW Phase, “the remaining Covered Fund Value will be liquidated and will be transferred into the money market Sub-Account(s), or any other fund as approved by the Company, and distributed to the Beneficiary.” The GAW Phase occurs after the GLWB Accumulation Phase; Installments (a form of payout) are made during the GAW Phase. Great-West interprets comment 23 in the 1992 Dear Registrant Letter to apply to processing death benefit proceeds during the Accumulation Phase, not during the GAW Phase. See 1992 Dear Registrant Letter (“processing death benefits when the owner of a variable annuity contract dies during the accumulation phase.”) (In this regard, the Contract and GLWB Riders process death benefit proceeds during the accumulation phase consistent with comment 23.) The GAW Phase death benefit processing procedure is intended to limit market risk pending payment of the death benefit.

As a practical matter, when an Owner dies during the GAW Phase, Great-West will only use the money market Sub-Account. The phrase “any other fund as approved by Great-West,” however, applies if the money market Sub-Account is unavailable. In that case, Great-West would select another non-volatile Sub-Account (not a fixed account), such as a short duration bond fund Sub-Account, to hold Covered

Fund Value until the death benefit is paid. Prior to purchasing a GLWB Rider, Owners will be fully informed of the Covered Fund Value death benefit liquidation procedure and will have implicitly agreed to the Covered Fund Value liquidation procedure when they purchase a GLWB Rider.

Prospectus Comment 19. Calculation of Installment Amount (pp. 48-49): Please revise disclosure to clearly state that the GAW%, Joint GAW%, Distribution Credit and Accumulation Credit are all based on percentages or amounts shown in the Rate Sheet Supplement attached to the Owner’s prospectus at the time the Contract is purchased, rather than at the time a GLWB Rider is elected.

Response: Comment complied with. Disclosure has been revised to clearly state that the applicable GAW%, Joint GAW%, Accumulation Credit, and Distribution Credit are shown in the Rate Sheet Supplement in effect at the time the Contract was purchased, rather than at the time a GLWB Rider is selected.

Prospectus Comment 20. Reset of the GAW% During the GAW Phase (pp. 50-51): Please revise disclosure to clearly state which GLWB riders this reset provision applies to, since it is not clear from the disclosure whether this provision applies to all the riders or just to the Great-West Secure Income Foundation GLWB Rider.

Response: Comment complied with. Additional disclosures have been added clarifying the application of the reset provision to the GLWB Riders.

Prospectus Comment 21. Voting Right (pp. 60-61): Please disclose that shares owned by the Company and its affiliates will also be proportionately voted and that as a result of proportional voting the vote of a small number of contract owners can determine the outcome.

Response: Comment complied with. The following disclosure has been added to the prospectus: “Shares held by us will also be voted proportionately. The effect of proportional voting is that if a large number of Contract owners fail to give voting instructions, a small number of Contract owners may determine the outcome of the vote.”

Prospectus Comment 22. Representation: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

Response: Comment complied with. At the appropriate time, the Registrant and the Depositor will request acceleration of the effective date of the registration statements.

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration. Thank you for your time and attention to the Amendments. Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth

Counsel